[Letterhead of Double Hull Tankers, Inc.]

August 31, 2006

Joshua Ravitz, Esq.
Sara D. Kalin, Esq.
Mail Stop 3561
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-3561

Re:
Double Hull Tankers, Inc. Amendment to Registration Statement (Registration No. 333-136365) on Form F-1 (the "Registration Statement")

CONFIDENTIAL TREATMENT REQUESTED

Dear Mr. Ravitz and Ms. Kalin:

        In response to the comment letter (the "Comment Letter") dated August 25, 2006 from the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") in regards to the Registration Statement, please find below the response of Double Hull Tankers, Inc. (the "Company"). Concurrently with this letter, the Company is filing Amendment No. 1 to the Registration Statement (the "Amendment").

        The numbered paragraph and heading below correspond to the heading set forth in the Comment Letter. The Staff's comment is highlighted in bold below followed by the Company's response.

General

1.
We note the risk factor on page 20 "Our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. government..." Please tell us the number of calls since June 2005 that your vessels have made to ports in countries identified as state sponsors of terrorism by the U.S. State Department. Specify the number of calls per country, and contrast the total number of calls with the total number of calls made to all ports during the same period.

  In this regard, please confirm that the countries identified as state sponsors of terrorism with which you have contacts are only those specifically named in the risk factor.

  In response to the Staff's comment, the Company has revised the disclosure in the relevant risk factor on page 20.

  The Company has included information for the time period July 1, 2005 to June 30, 2006, as such period represents the latest for which data is available to it.

  The Company confirms that the countries identified as state sponsors of terrorism with which it has had contact are only those specifically named in the risk factor.

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        The Company believes that the information contained in this letter, together with the revised disclosures in the Amendment, is responsive to the Staff's comment in the Comment Letter.

        Please call the Company's attorneys at Cravath, Swaine & Moore LLP—specifically John Gaffney at (212) 474-1122 (fax: (212) 474-3700), or, in his absence, Kevin Coen at (212) 474-1156 (fax: (212) 474-3700)—if you have any questions regarding this submission.

Sincerely,
/s/ OLE JACOB DIESEN Ole Jacob Diesen Chief Executive Officer Double Hull Tankers, Inc.